

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2016

Ms. Teresa A. Herbert
Chief Financial Officer and Senior Vice President
Independence Holding Company
96 Cummings Pt. Road
Stamford, CT 06902

Re: American Independence Corp.
Schedule 13E-3
File No. 005-31658
Filed June 28, 2016, by AMC Holdings, Inc., et al.

Dear Ms. Herbert:

We have reviewed the above-captioned filing and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. Advise us why American Independence Corporation has not been identified on the cover page of Schedule 13E-3 as a person filing the transaction statement.

2. The legend appearing on the cover page to the Schedule 13E-3 should appear on the cover page of the disclosure document that will be disseminated to security holders. Unless the Schedule 13E-3 cover page will be distributed to security holders, the disclosure required by Rule 13e-3(e)(1)(iii) should be relocated to the disclosure document that will be sent to security holders. Please revise or advise.

3. We noticed the statement on page one that the "IHC Entities intend to cause Acquisition Co. to merge with AMIC in a 'short form' merger pursuant to Section 253 of the DGCL…" Advise us whether or not such entities have executed a written consent or other authorization to "cause" this merger on behalf of American Independence and, if so, whether American Independence is required to comply with Section 14(c) and Regulation 14C.

<u>The Filing Persons' Position on the Fairness of the Merger, page 3</u>

4. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A require the fairness determination to be directed to unaffiliated security holders. The term "unaffiliated security holders" also is defined in Rule 13e-3(a)(4). The filing persons appear to have sought to modify this definition by concluding that the merger is fair to holders of Common Stock "other than Acquisition Co." Please revise the disclosure throughout the transactions statement to conform to the codified legal standards, or advise.

<u>Effect, page 14</u>

5. The summary of the report provided by Duff & Phelps indicated that Discounted Cash Flow Analysis took into account the "present value of net operating loss carryforward tax benefits" which "were separately valued and added to equity value." Please specify the constituency that is expected to become the beneficiary of American Independence's net operating loss carryforwards, if any, and quantify that benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

<u>Factors Considered in Determining Fairness, page 19</u>

6. Notwithstanding the extensive analysis offered in support of the fairness determination, please revise to disclose the extent to which any of the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A that have yet to be discussed were considered in the context of reaching the fairness determination. For example, please explicitly address the extent to which the Board considered current stock prices, net book value, and going concern value in the context of reaching its fairness determination. To the extent that any or all of these factors were dismissed, please revise to state the reason(s) for the dismissal. If the Board relied upon an analysis undertaken by a committee or the financial advisor, the Board must expressly adopt the analysis. Refer to Item 1014(b) of Regulation M-A and corresponding Q&A Number 20 in Exchange Act Release 17719 (April 13, 1981).

<u>Item 5.   Past Contacts, Transactions, Negotiations and Agreements.</u>

7. Under the subheading "Significant Corporate Events," the disclosure indicates that on "September 4, 2013, IHC commenced a tender offer to purchase AMIC Common Stock from existing AMIC stockholders. At the time, IHC and MIC together held over 80% of the outstanding shares of AMIC Common Stock. On October 2, 2013, IHC completed the tender offer and purchased 762,640 shares of AMIC Common Stock at a net price per share of $10.00, increasing its ownership to approximately 90%." Considering that §253 of the Delaware General Corporation Law, which provision has been cited directly under the heading "Summary Term Sheet" on page 1 becomes operative only at the 90% ownership level, please provide us with a legal analysis explaining whether or not the tender offer was the first step in this Rule 13e-3 transaction. Please refer to Rule 13e-3(a)(3) and its corresponding reference to "series of transactions."

<u>Item 13. Financial Information, page 47</u>

8. Financial information has been incorporated by reference. Under Instruction 1 to Item 13 of Schedule 13E-3, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure appears incomplete, please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the ratio of earnings to fixed charges must be calculated and disclosed even if not ordinarily prepared. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the context of a tender offer nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

9. Revise the disclosure under subparagraph (a) to reflect the correct address of the SEC's principal office.

<u>Exhibit (c)</u>

10. We noticed the disclosure that indicated that, "[t]he presentation contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us. Reproduction, publication, or dissemination of portions hereof may not be made without the prior written consent of Duff & Phelps, LLC." Other language restricts the use of the information produced by Duff & Phelps, and states that "[t]his report may not be relied on by or disclosed to any third-party without the prior written consent of Duff & Phelps (other than the Company and its professional advisors)." Please revise the disclosure statement to be mailed to shareholders to state, if true, that Duff & Phelps has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Ms. Loan T. Nisser
Mr. Nicholas R. Williams, Esq.